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EXTRACT OF THE MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 29, 2003, DRAWN UP AS SUMMARY.

NIRE: 33300011595

1.Date: April 29, 2003.

2.Time: 5:00 p.m.

3.Place: Av. Juscelino Kubitschek, n°1830, Torre I, 14th floor, São Paulo, SP.

4.Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Fernando Perrone, Mauro Molchansky, and Cláudia de Azeredo Santos (General Secretary).

6.Agenda: 6.1 – Re-election of President and Vice- President of the Board

The Board of Directors (“B.D.”) has chosen, under Art. 13, paragraph 1st, of the Social by Laws, the Directors BENJAMIN STEINBRUCH and JACKS RABINOVICH as, respectively, Chairman and Vice-Chairman of the Company’s Board of Directors;

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6.2 – COO’S Resignation Examination

The B.D. has examined the resignation presented by Dr. Antonio Mary Ulrich from the position of COO – Corporative Center and Investors Relations Chief Operating Officer, which was accepted by general agreement, being the votes of thanks to the resigning Chief Operating Officer for the significant services rendered to the Company been registered;

6.3 – Designation of the Chief Operating Officer that will fill the functions of the resigning Chief Operating Officer

The B.D. has designated, by general agreement, Mr. BENJAMIN STEINBRUCH to provisionally fill the functions of Investors Relations Chief Operating Officer and Chief Operating Officer – Corporative Center, being in the latter comprehended the following areas: Legal, Finance, Human Resources, Supervising and Computer Science, Investors Relations and CBS.

I hereby certify that the decisions herein transcribed are true to original of the record filed at the Company’s principal office.

COMPANHIA SIDERÚRGICA NACIONAL

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Cláudia de Azeredo Santos

General Secretary of the Board of Directors